UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
90384S303
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	10	Pages

(1)	NAMES OF REPORTING PERSONS. Doublemousse B.V.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,029,471

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

11,029,471

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,029,471

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%[1]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	3	of	10	Pages

(1)	NAMES OF REPORTING PERSONS. Chanel International B.V.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,029,471

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

11,029,471

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,029,471

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%[2]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	4	of	10	Pages

(1)	NAMES OF REPORTING PERSONS. Charles Heilbronn

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

France

(5) SOLE VOTING POWER

NUMBER OF	79,000

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	11,085,585

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	79,000

WITH	(8) SHARED DISPOSITIVE POWER

11,085,585

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,164,585

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.4%[3]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	5	of	10	Pages

(1)	NAMES OF REPORTING PERSONS. Moussetrap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	56,114

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

56,114

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,114

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%[4]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
4 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	6	of	10	Pages

(1)	NAMES OF REPORTING PERSONS. Mousseless Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	56,114

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	(8) SHARED DISPOSITIVE POWER

56,114

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,114

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%[5]

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Based on 57,671,142 shares of the Issuer’s Common Stock outstanding as of December 4, 2008, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2008.

CUSIP No.	90384S303	13G	Page	7	of	10	Pages

Item 1(a).	Name of Issuer:
     Ulta Salon, Cosmetics & Fragrance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440

Item 2(a).	Name of Person Filing:
(1)	Doublemousse B.V.

(2)	Chanel International B.V.

(3)	Charles Heilbronn

(4)	Moussetrap

(5)	Mousseless Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
     Doublemousse B.V. and Chanel International B.V.:
Boerhaavelaan 22
2713 HX Zoetermeer
The Netherlands
     Charles Heilbronn:
c/o Chanel Inc.
9 West 57th Street, 44th Floor
New York, New York 10019
     Moussetrap and Mousseless Inc.:
9 West 57th Street, Suite 4605
New York, New York 10019

Item 2(c).	Citizenship:
     Doublemousse B.V. and Chanel International B.V.:
The Netherlands
     Charles Heilbronn:
France

CUSIP No.	90384S303	13G	Page	8	of	10	Pages
     Moussetrap
Ontario, Canada
     Mousseless Inc.
Delaware

Item 2(d).	Title of Class of Securities:
     Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:
     90384S303
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4.	Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 1-6) of this Schedule 13G is hereby incorporated by reference.
Doublemousse B.V. is the record holder of 11,029,471 shares of common stock of the Issuer. These securities are indirectly owned by (a) Chanel International B.V., the parent company of Doublemousse B.V. and (b) Charles Heilbronn, who has been granted a power of attorney and proxy to exercise voting and investment power with respect to these securities. Mr. Heilbronn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
Moussetrap is the record holder of 56,114 shares of common stock of the Issuer. These securities are indirectly owned by (a) Mousseless Inc., a general partner of Moussetrap and (b) Charles Heilbronn, the sole stockholder of Mousseless Inc. Mr. Heilbronn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

CUSIP No.	90384S303	13G	Page	9	of	10	Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

Doublemousse B.V.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	Director

Chanel International B.V.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	Attorney-in-Fact

/s/ Charles Heilbronn
Name:	Charles Heilbronn

Moussetrap By: Mousseless Inc., its general partner
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Its:	President

Mousseless Inc.
By:	/s/ Charles Heilbronn
	Name:	Charles Heilbronn
	Title:	President

POWER of ATTORNEY
The undersigned Chanel International B.V., a corporation organized under the laws of the Netherlands, having registered offices at Boerhaavelaan 22, 2713 HX, Zoetermeer, the Netherlands (the “Company”), represented by its directors Alain Wertheimer and Maureen Chiquet,
Hereby grants Power of Attorney to Charles Heilbronn:
1.	With full power to individually represent the Company on a continuing basis, such power of attorney is of a general nature and includes all affairs and acts of the Company;

2.	Without limiting the foregoing, to grant to Mr. Heilbronn power of attorney to act for the Company and to sign any documents in the name of and on behalf of the Company in all matters pertaining to:
a.	the Company’s ownership of shares of the company Doublemousse B.V.;

b.	the registration of shares of Ulta Salon Cosmetics & Frangrances, Inc. (“Ulta”) under any U.S. federal or state securities laws; and

c.	any reporting or registration obligation of the Company with respect to shares of Doublemousse B.V. or Ulta as required under any U.S. federal or state securities laws;
3.	Without limiting the foregoing, to exercise all voting power and all investment power with respect to the Ulta shares owned by Doublemousse B.V. including the right to sell or redeem any or all of such shares.
This Power of Attorney is effective as of October 19, 2007.

/s/ Alain Wertheimer	/s/ Maureen Chiquet

Alain Wertheimer	Maureen Chiquet
Director	Director

State of New York	:
:
County of New York	:
On the 19th day of October 2007 before me personally appeared Alain Wertheimer and Maureen Chiquet who are known to me and who being duly sworn did execute this instrument and acknowledge that they executed same.

/s/ Melissa C. Jaehnig	MELISSA C. JAEHNIG

NOTARY PUBLIC-STATE OF NEW YORK
No. 01JA6123764
Qualified in New York County
Commission Expires March 14, 2009